September 20, 2016

VIA EDGAR

Mr. Dietrich A. King

Assistant Director - Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CapStar Financial Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 14, 2016

File No. 333-213367

Dear Mr. King:

This letter sets forth the response of CapStar Financial Holdings, Inc. (the “Company”) to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) by telephone conversation on September 20, 2016 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-213367), filed on September 14, 2016 (the “Registration Statement”). This letter is being submitted as correspondence along with the filing of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes the revised disclosure in response to the Staff’s comment and certain other updated information.

Security Ownership of Certain Beneficial Owners and Management, page 124

1.    Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by North Dakota Investors, LLC.

In response to the Staff’s oral comment provided on September 20, 2016, the Company has included revised disclosure on page 126 of Amendment No. 2.

***

Further, the Company respectfully advises the Staff that with Amendment No. 2, the Company has filed the Form of Underwriting Agreement as Exhibit 1.1, the Form of Common Stock Certificate as Exhibit 4.1 and the Opinion of Waller Lansden Dortch & Davis, LLP as Exhibit 5.1.

The Company believes that the revised disclosure provided in Amendment No. 2 addresses in full the Staff’s oral comment provided on September 20, 2016 and respectfully requests that the Staff review the response and the revised disclosure provided in Amendment No. 2 as soon as possible.

If any member of the Staff has questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact me at (901) 288-1655. Thank you for your consideration.

Very truly yours,

/s/ Wes Scott

Waller Lansden Dortch & Davis, LLP

Enclosures

cc:	David Lin

Claire W. Tucker

Robert B. Anderson

J. Chase Cole, Esq.

Frank M. Conner III, Esq.

Michael P. Reed, Esq.